October 2, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Nuveen Dividend Advantage Municipal Income Fund (the “Registrant”);
File No. 811-09475

To the Commission:

On behalf of the Registrant, electronically transmitted herewith is the Registrant’s preliminary Proxy Statement on Schedule 14A pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the “Proxy Statement”). The Proxy Statement is directed to holders of Variable Rate Demand Preferred Shares (“VRDP Shares”) of the Registrant in connection with the Registrant’s special shareholder meeting (the “Meeting”). At the Meeting, the Registrant’s common shareholders and holders of VRDP Shares will be asked to consider proposals relating to, among other things, the reorganization of each of Nuveen Quality Municipal Fund, Inc., Nuveen Quality Income Municipal Fund, Inc. and Nuveen Municipal Opportunity Fund, Inc. into the Registrant. For the staff’s reference, please note that the transactions described in the Proxy Statement relate to the same transactions described in the Registrant’s Registration Statement on Form N-14 relating to the issuance of common shares in connection with the reorganization, as filed on August 27, 2015 (Securities Act File No. 333-206627). Accordingly, the disclosures in the Proxy Statement are substantially the same as the similarly captioned sections in Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14, as filed on the date hereof. In addition, the Proxy Statement contains more detailed information regarding the terms of the VRDP Shares to be issued in reorganization. The Proxy Statement reflects changes made in Pre-Effective Amendment No. 1 in response to staff comments to the extent applicable to the Proxy Statement.

October 2, 2015

Please contact the undersigned at (312) 609-7697 if you have questions or comments regarding the filing.

Very truly yours,

Jacob C. Tiedt

Attorney at Law